Via EDGAR

April 15, 2015

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Black Stone Minerals, L.P.
Registration Statement on
Form S-1 File No.: 333-202875

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Black Stone Minerals, L.P. (the “Partnership,” “we,” “us” or “our”) hereby confidentially submits our currently expected offering terms of the initial public offering (the “Offering”) of our common units representing limited partner interests (the “Common Units”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of Common Units to be offered, the estimated net proceeds the Partnership expects to receive from the Offering and the total number of Common Units to be outstanding after the Offering. The Partnership expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-202875, as amended (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of Common Units to be offered as of April 14, 2015. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19 to $21 per Common Unit, with a midpoint of $20 per Common Unit. In the Offering, the Partnership proposes to sell up to 22,500,000 Common Units. The Partnership has also granted the underwriters a 30-day option to purchase up to an aggregate of 3,375,000 additional Common Units from the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Partnership’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Black Stone Minerals Company, L.P. 1001 Fannin St., Suite 2020 Houston, TX 77002 Telephone: 713.658.0647 Facsimile: 713.658.0943

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Partnership seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

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Please direct any questions that you have with respect to the foregoing to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

BLACK STONE MINERALS, L.P.

By:	BLACK STONE MINERALS GP, L.L.C., its general partner

By:	/s/ Steve Putman
Name:	Steve Putman
Title:	Senior Vice President, General Counsel, and Secretary

Enclosures

cc:	Karina V. Dorin (Securities and Exchange Commission)
Laura Nicholson (Securities and Exchange Commission)
Brenda Lenahan (Vinson & Elkins L.L.P.)
Mike Rosenwasser (Vinson & Elkins L.L.P.)

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